Exhibit 12
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in Millions, Except Ratios)

	2006	2005	2004	2003	2002
Earnings (loss) [1]
Income (loss) from continuing operations before provision for income taxes	$(5.0)	$(186.6)	$(267.0)	$(372.8)	$115.8

Fixed charges [1]
Interest expense and other charges	218.7	181.9	172.0	206.6	158.3
Interest factor of net operating rents [3]	185.1	183.9	190.0	192.7	183.8

Total fixed charges	$403.8	$365.8	$362.0	$399.3	$342.1

Earnings, as adjusted	$398.8	$179.2	$95.0	$26.5	$457.9

Ratios of earnings to fixed charges [2]	N/A	N/A	N/A	N/A	1.3

[1] Earnings (loss) consist of income (loss) from continuing operations before provision for income taxes, income applicable to minority interests and equity in net income (loss) of unconsolidated affiliates, plus fixed charges. Fixed charges primarily consist of interest on indebtedness, amortization of debt discount, waiver and other amendment fees, debt issuance costs (all included in interest expense) and the portion of net rental expense deemed representative of the interest component (one-third).

[2] We had a less than 1:1 ratio of earnings to fixed charges due to our losses in the years ended December 31, 2006, 2005, 2004 and 2003. To provide a 1:1 coverage ratio for the deficient periods, results as reported would have required additional earnings of $5.0, $186.6, $267.0 and $372.8 in 2006, 2005, 2004 and 2003, respectively.

[3] We have calculated the interest factor of net operating rents as one third of our operating rents, as this represents a reasonable approximation of the interest factor.